Exhibit 15.4

Supplemental Submission Pursuant to Item 16I(a) of Form 20-F

DiDi Global Inc. (the “Company”) is submitting via EDGAR the following information as required under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act (“HFCAA”).

On June 1, 2022, the Company was conclusively identified by the U.S. Securities and Exchange Commission (the “SEC”) as a Commission-Identified Issuer pursuant to the HFCAA. The Company filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC on May 2, 2022, containing an audit report issued by PricewaterhouseCoopers Zhong Tian LLP, a registered public accounting firm retained by the Company, for the preparation of the audit report on the Company’s financial statements included therein. PricewaterhouseCoopers Zhong Tian LLP is a registered public accounting firm headquartered in mainland China, a jurisdiction where the Public Company Accounting Oversight Board (the “PCAOB”) had determined that it was unable to inspect or investigate completely registered public accounting firms that were headquartered there. The PCAOB subsequently vacated this determination in December 2022.

In response to Item 16I(a) of Form 20-F, based on the following information, the Company believes it is not owned or controlled by a governmental entity in mainland China.

Mr. Will Wei Cheng, our founder and chairman of our board of directors, and Ms. Jean Qing Liu, our co-founder and executive director, beneficially owned in terms of voting power of all of the Company’s issued Class B ordinary shares as of February 28, 2023. These Class B ordinary shares constitute 9.7% of the total issued and outstanding share capital of the Company and 51.7% of the aggregate voting power of the Company as of February 28, 2023. In addition, the directors and executive officers of the Company currently in office, including Mr. Will Wei Cheng and Ms. Jean Qing Liu, in aggregate beneficially owned 8.6% of the total issued and outstanding ordinary shares of the Company, and held in aggregate 54.0% of the total voting power of the Company as of February 28, 2023.

To the Company’s knowledge, based on an examination of the Company’s register of members and public filings made by its shareholders, excluding the beneficial ownership of the Company’s directors and executive officers, no shareholder other than Softbank Vision Fund Entity, Uber Entity and Tencent Entities, beneficially owned 5% or more of the Company’s outstanding shares as of February 28, 2023.

●	Softbank Vision Fund Entity refers to SVF XKI Subco (Singapore) Pte. Ltd., which is a company incorporated in Singapore. To the Company’s knowledge, SVF XKI Subco (Singapore) Pte. Ltd. is not owned or controlled by a governmental entity of mainland China. As reported in a Schedule 13G jointly filed by SB Investment Advisers (UK) Limited, Softbank Vision Fund L.P., SVF Holdings (UK) LLP, SVF Holdings (Singapore) Pte. Ltd. and SVF XKI Subco (Singapore) Pte. Ltd. on February 14, 2022, Softbank Vision Fund L.P. is the managing member of SVF Holdings (UK) LLP, which is the sole owner of SVF Holdings (Singapore) Pte. Ltd., which in turn is the sole owner of SVF XKI Subco (Singapore) Pte. Ltd. SB Investment Advisers (UK) Limited has been appointed as alternative investment fund manager of Softbank Vision Fund L.P. As reported in the Schedule 13G, SVF XKI Subco (Singapore) Pte. Ltd. beneficially owned 242,115,016 Class A ordinary shares of the Company as of December 31, 2021. As of February 28, 2023, SVF XKI Subco (Singapore) Pte. Ltd. beneficially owned 242,115,016 Class A ordinary shares of the Company, based on the Company’s register of members and as reported on the Schedule 13G filed on February 14, 2022, representing 19.9% of the Company’s total issued and outstanding shares and 10.7% of the Company’s total voting power.

●	Uber Entity refers to Uber International B.V. To the Company’s knowledge, Uber International B.V. is not owned or controlled by a governmental entity of mainland China. As reported in a Schedule 13G filed by Uber Technologies, Inc. on February 14, 2022, Uber International B.V. is a wholly-owned, indirect subsidiary of Uber Technologies, Inc., which is a company listed on the New York Stock Exchange. As reported in the Schedule 13G, Uber Technologies, Inc. beneficially owned 143,911,749 Class A ordinary shares of the Company as of December 31, 2021. As of February 28, 2023, Uber Technologies, Inc. beneficially owned 143,911,749 Class A ordinary shares of the Company, based on the Company’s register of members and as reported on the Schedule 13G filed on February 14, 2022, representing 11.8% of the Company’s total issued and outstanding shares and 6.3% of the Company’s total voting power.
●	Tencent Entities refer to THL A11 Limited, THL E Limited and Tencent Growthfund Limited. To the Company’s knowledge, THL A11 Limited, THL E Limited and Tencent Growthfund Limited are not owned or controlled by a governmental entity of mainland China. As reported in a Schedule 13G/A jointly filed by Tencent Holdings Limited and THL A11 Limited on February 10, 2023, all of THL A11 Limited, THL E Limited and Tencent Growthfund Limited are controlled by Tencent Holdings Limited, which is a company listed on the Hong Kong Stock Exchange, and Tencent Holdings Limited may be deemed to have beneficial ownership over 78,986,858 Class A ordinary shares of the Company as of December 31, 2022. Based on the total outstanding shares of the Company as of February 28, 2023 and assuming that the Tencent Entities’ shareholding had not changed since December 31, 2022, the Tencent Entities beneficially owned 6.5% of the Company’s total issued and outstanding shares and 3.5% of the Company’s total voting power as of February 28, 2023.

Please refer to “Item 6.E. Directors, Senior Management and Employees—Share Ownership” of the Company’s annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on April 28, 2023, for more details.

In addition, the Company is not aware of any governmental entity in mainland China that is in possession of the power, direct or indirect, to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract, or otherwise.

DiDi Global Inc.

By:	/s/ Will Wei Cheng
Name:	Will Wei Cheng
Title:	Chairman of the Board of Directors and Chief Executive Officer